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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

GUCCI GROUP N.V.

Rembrandt Tower
Amstelplein 1
1096 HA Amsterdam
The Netherlands

(Exact name of registrant and address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒    Form 40-F  ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐    No  ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated December 9, 2002

APPROVED BY:	Robert Singer Executive Vice President and Chief Financial Officer Gucci Group N.V.

GUCCI GROUP N.V. INDICATES PRELIMINARY FINANCIAL RESULTS FOR THE THIRD QUARTER AND LOWERS ITS EARNINGS FORECAST FOR FULL YEAR 2002

        Amsterdam, The Netherlands, Monday, December 9, 2002: Management of Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) currently is finalizing the Group's third quarter consolidated accounts and expects Group revenues of approximately €645 million and a Group operating margin before goodwill and trademark amortization of approximately 12% for the three month period ended October 31, 2002.

        Revenues for the month of October were broadly positive, with the Gucci Division achieving constant currency retail sales growth of 3%, YSL Beauté registering 8% sales growth and Yves Saint Laurent generating 62% constant currency retail sales growth (while for the entire third quarter Yves Saint Laurent combined retail and wholesale sales were up 68% on a constant currency basis).

        However, sales trends weakened during the month of November, leading management to adopt a more conservative view for the fourth quarter, especially in light of the important Christmas season. Based on these expectations, management has amended its previously published expectations and provides the following guidance for full year 2002:

  •
  Group revenues of between €2.5 billion and €2.6 billion, compared to approximately €2.6 billion previously forecast;

  •
  Group operating margin before goodwill and trademark amortization of approximately 12%, compared to approximately 13% previously forecast;

  •
  Gucci Division revenues of between €1.5 billion and €1.6 billion, compared to approximately €1.6 billion previously forecast;

  •
  Gucci Division operating margin before goodwill amortization of approximately 28%, compared to approximately 30% previously forecast.

        Based on these full year estimates, management expects that in second half 2002 Group revenues will show single digit growth and operating profit before goodwill and trademark amortization will decline between 3% and 7% compared to second half 2001. This represents a marked improvement from the first half of 2002 when Group revenues declined 4.2% and operating profit before goodwill and trademark amortization fell 38.5% compared to those of first half 2001.

        As a result of these changes, management now believes the Group will achieve fully diluted net income per share of at least €2.00 in 2002. This compares to €2.36, the current average estimate of 12 leading equity analysts that follow the Group. The estimate of €2.60 published by the Group on September 26 was subject to the continuation of the positive sales trends observed at the Gucci Division in September and no deterioration of trading conditions in the luxury industry. Management notes that the guidance of fully diluted net income per share of at least €2.00 in 2002 includes the net of tax cost of approximately €0.90 of goodwill and trademark amortization.

        On December 19 the Group will announce its third quarter results for the period ended October 31, 2002 and host a conference call to discuss those results and earnings expectations for full year 2002.

        Domenico De Sole, President and Chief Executive Officer of Gucci Group N.V. said: "Since the summer, trends in the luxury goods industry have been very volatile. Trading was weak in July and August. A much better sales performance in September and October gave us confidence that we could maintain our previous guidance. However, trading conditions deteriorated in November convincing management that it is no longer possible to achieve our previously published guidance. In keeping with our commitment to prompt and full disclosure, we are announcing today our revised full year expectations on the assumption that the weakened trends observed in November continue through the end of our 2002 fiscal year.

        During these difficult times we will continue our relentless drive to increase revenues and keep costs down. Moreover, Gucci Group owns some of the finest luxury brands in the industry, and notwithstanding the industry's current difficulties I am very optimistic about the future of the Group"

        Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

        Under the safe harbor provisions to the U.S Private. Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Company's operations are discussed in the Company's Annual Report on Form 20-F for 2001, as amended, filed with the U.S. Securities and Exchange Commission.

For media inquiries: Tomaso Galli Director of Corporate Communications Gucci Group N.V. +31 20 462 1700 +39 02 8800 5555	For investors / analysts inquiries: Cedric Magnelia / Enza Dominijanni Directors of Investor Relations Gucci Group N.V. +31 20 462 1700 +39 055 7592 2456

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2002	GUCCI GROUP N.V.
	By:	/s/ ROBERT S. SINGER
	Name:	Robert S. Singer
	Title:	Chief Financial Officer

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GUCCI GROUP N.V. INDICATES PRELIMINARY FINANCIAL RESULTS FOR THE THIRD QUARTER AND LOWERS ITS EARNINGS FORECAST FOR FULL YEAR 2002
SIGNATURES